                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)

                               NationsRent, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   638588 10 3
                                   -----------
                                 (CUSIP Number)

                          Stephen K. Roddenberry, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                           One Southeast Third Avenue
                              Miami, Florida 33131
                             Tel. No. (305) 374-5600

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 July 20, 1999
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]






                         (Continued on following pages)

                                  SCHEDULE 13D


CUSIP NO. 638588 10 3                                PAGE 2 OF 25
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1 SOCIAL SECURITY NO. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Kirk Holdings Limited Partnership, a Nevada limited partnership
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[X]
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Nevada
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        -0-
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          29,778,949(1)
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           12,000,000
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            12,000,000
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [X]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            21.3%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            PN
--------------------------------------------------------------------------------

     (1) The Reporting Persons (as hereinafter defined) may be deemed to beneficially own 29,778,949 shares of NationsRent, Inc. common stock, par value $0.01 per share (the "Common Stock") representing approximately 52.7% of the outstanding shares of Common Stock pursuant to a voting agreement as described in Items 3 and 4 of this Statement. Each of the Reporting Persons disclaim beneficial ownership of those shares of Common Stock attributed to each of them pursuant to such voting agreement.

                                  SCHEDULE 13D

CUSIP NO. 638588 10 3                                PAGE 3 OF 25
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Kirk Holdings, Inc., a Nevada corporation
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[X]

    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Nevada
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        0
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          29,778,949(1)
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           12,000,000
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            12,000,000
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [X]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            21.3%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            CO
--------------------------------------------------------------------------------

    (1) The Reporting Persons may be deemed to beneficially own 29,778,949 shares of Common Stock representing approximately 52.7% of the outstanding shares of Common Stock pursuant to a voting agreement as described in the Introduction and in Items 3 and 4 of this Statement. Each of the Reporting Persons disclaim beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreement.

                                  SCHEDULE 13D


CUSIP NO. 638588 10 3                                PAGE 4 OF 25
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            James L. Kirk
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[X]
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            PF
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States of America
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        0
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          29,778,949(1)
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           12,062,600
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            12,062,600
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                          [X]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            21.3%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            IN
--------------------------------------------------------------------------------

    (1) The Reporting Persons may be deemed to beneficially own 29,778,949 shares of Common Stock representing approximately 52.7% of the outstanding shares of Common Stock pursuant to a voting agreement as described in the Introduction and in Items 3 and 4 of this Statement. Each of the Reporting Persons disclaim beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreement.

CUSIP NO. 638588 10 3                   13D            PAGE 5 OF 25
         ---------------------                      --------------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          H. Family Investments, Inc.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00
          ---------------------------------------------------------------------

  (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 7(d) OR 7(e)
                                                                          [   ]
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Florida
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
          NUMBER OF            0
           SHARES      --------------------------------------------------------
         BENEFICIALLY  (8)     SHARED VOTING POWER
          OWNED BY             29,778,949(1)
            EACH       --------------------------------------------------------
          REPORTING    (9)     SOLE DISPOSITIVE POWER
         PERSON WITH           12,000,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,000,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [X]


          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.3%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

    (1) The Reporting Persons may be deemed to beneficially own 29,778,949 shares of Common Stock representing approximately 52.7% of the outstanding shares of Common Stock pursuant to a voting agreement as described in the Introduction and in Items 3 and 4 of this Statement. Each of the Reporting Persons disclaim beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreement.

CUSIP NO. 638588 10 3                   13D            PAGE 6 OF 25
         ---------------------                      ----------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          H. Wayne Huizenga, Jr.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                 00
          ---------------------------------------------------------------------

  (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2 (E)
                                                                          [   ]
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
          NUMBER OF            0
           SHARES      --------------------------------------------------------
         BENEFICIALLY  (8)     SHARED VOTING POWER
          OWNED BY             29,778,949 (1)
            EACH       --------------------------------------------------------
          REPORTING    (9)     SOLE DISPOSITIVE POWER
         PERSON WITH           12,000,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,000,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [X]


          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.3%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) The Reporting Persons may be deemed to beneficially own 29,778,949 shares of Common Stock representing approximately 52.7% of the outstanding shares of Common Stock pursuant to a voting agreement as described in the Introduction and in Items 3 and 4 of this Statement. Each of the Reporting Persons disclaim beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreement.

CUSIP NO. 638588 10 3                   13D             PAGE 7 OF 25
----------------------------                         ---------------------------


            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Huizenga Investments Limited Partnership
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ X ]
    2
                                                                       (b) [   ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            00
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                 [   ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Nevada
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        0
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          29,778,949 (1)
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           1,692,047
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,692,047
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                         [X]


--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            3.0%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            CO
--------------------------------------------------------------------------------

(1) The Reporting Persons may be deemed to beneficially own 29,778,949 shares of Common Stock representing approximately 52.7% of the outstanding shares of Common Stock pursuant to a voting agreement as described in the Introduction and in Items 3 and 4 of this Statement. Each of the Reporting Persons disclaim beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreement.

CUSIP NO. 638588 10 3                  13D           PAGE 8 OF 25
----------------------------                      ---------------------------


            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Huizenga Investments, Inc.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ X ]
    2
                                                                       (b) [   ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            00
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                 [   ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Nevada
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        0
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          29,778,949 (1)
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           1,692,047
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,692,047
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                          [X]


--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            3.0%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            CO
--------------------------------------------------------------------------------


(1) The Reporting Persons may be deemed to beneficially own 29,778,949 shares of Common Stock representing approximately 52.7% of the outstanding shares of Common Stock pursuant to a voting agreement as described in the Introduction and in Items 3 and 4 of this Statement. Each of the Reporting Persons disclaim beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreement.

CUSIP NO. 638588 10 3                   13D             PAGE 9 OF 25
----------------------------                         ---------------------------


            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            H. Wayne Huizenga
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ X ]
    2
                                                                       (b) [   ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            00
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                 [   ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States of America
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        0
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          29,778,949 (1)
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           1,692,047
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,692,047
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                          [X]


--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            3.0%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            IN
--------------------------------------------------------------------------------


(1) The Reporting Persons may be deemed to beneficially own 29,778,949 shares of Common Stock representing approximately 52.7% of the outstanding shares of Common Stock pursuant to a voting agreement as described in the Introduction and in Items 3 and 4 of this Statement. Each of the Reporting Persons disclaim beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreement.

                                  SCHEDULE 13D

CUSIP NO. 638588 10 3                                PAGE 10 OF 25
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            The 1997 Ray L. and Ellen M. O'Neal
            Irrevocable Trust for Don R. O'Neal
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[X]

    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States of America
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        1,966,000
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          29,778,949 (1)
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           1,966,000
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,966,000
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [X]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            3.5%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            OO
--------------------------------------------------------------------------------

    (1) The Reporting Persons may be deemed to beneficially own 29,778,949 shares of Common Stock representing approximately 52.7% of the outstanding shares of Common Stock pursuant to a voting agreement as described in the Introduction and in Items 3 and 4 of this Statement. Each of the Reporting Persons disclaim beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreement.

                                  SCHEDULE 13D

CUSIP NO. 638588 10 3                                PAGE 11 OF 25
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Don R. O'Neal
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[X]

    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States of America
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        4,024,302 (2)
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          29,778,949 (1)
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           4,024,302
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            4,024,302
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [X]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            7.1%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            IN
--------------------------------------------------------------------------------

    (1) The Reporting Persons may be deemed to beneficially own 29,778,949 shares of Common Stock representing approximately 52.7% of the outstanding shares of Common Stock pursuant to a voting agreement as described in the Introduction and in Items 3 and 4 of this Statement. Each of the Reporting Persons disclaim beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreement.

    (2) Includes 621,392 shares of Common Stock owned by Mr. O'Neal's spouse, as to which Mr. O'Neal disclaims beneficial ownership.

                  This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends the Amendment No. 2 to Schedule 13D filed on June 8, 1999 by and on behalf of Kirk Holdings Limited Partnership, a Nevada limited partnership ("KHLP"), Kirk Holdings Inc., a Nevada corporation ("KHI") and James L. Kirk (collectively, the "Kirk Reporting Persons"); H. Family Investments, Inc., a Florida corporation ("HFI"), and H. Wayne Huizenga, Jr. (collectively, the "HFI Reporting Persons"); with respect to their ownership of NationsRent, Inc. (the "Company" or "Issuer") common stock, par value $.01 per shares (the "Common Stock"). Amendment No. 3 also amends the Amendment No. 1 to Schedule 13D filed on December 29, 1998 by and on behalf of Don R. O'Neal and serves as an initial
Schedule 13D for the 1997 Ray L. and Ellen M. O'Neal Irrevocable Trust for Don
R. O'Neal (the "O'Neal Trust") (collectively, "O'Neal Reporting Persons") with respect to their ownership of Common Stock. Amendment No. 3 also serves as an initial Schedule 13D for Huizenga Investments Limited Partnership, a Nevada limited partnership ("HILP"), Huizenga Investments, Inc., a Nevada corporation ("HII") and H. Wayne Huizenga (collectively, the "Huizenga Reporting Persons") with respect to their ownership of Common Stock. As indicated in Item 3, the Kirk Reporting Persons, the HFI Reporting Persons, the O'Neal Reporting Persons and the Huizenga Reporting Persons have formed a group (the "13D Group") for the purposes of the filing requirements of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The Kirk Reporting Persons, the HFI Reporting Persons, the Huizenga Reporting Persons and the O'Neal Reporting Persons are sometimes collectively hereinafter referred to as the "Reporting Persons."

ITEM 2.           IDENTITY AND BACKGROUND.

                  This Statement is being filed jointly by the Reporting Persons as a group pursuant to Rule 13d-1(K) (1) and (2).

                  Mr. Kirk's business address is 450 East Las Olas Boulevard, Fort Lauderdale, Florida 33301 and the business address of KHLP and KHI is 3276 Cliff Sieler Court, Las Vegas, Nevada 89117. Mr. Kirk is Chairman of the Board and Chief Executive Officer of the Issuer. Mr. Kirk is also the sole shareholder, officer and director of KHI and the sole limited partner of KHLP in his capacity as trustee of the James L. Kirk Revocable Trust Agreement dated June 24, 1986, as amended. KHI's principal business is to serve as the sole general partner of KHLP. KHLP's principal business is to make, hold and manage certain of Mr. Kirk's investments in publicly-traded and other companies. Mr. Kirk is a citizen of the United States of America.

                  Mr. Huizenga, Jr.'s business address is 450 East Las Olas Boulevard, Fort Lauderdale, Florida 33301 and the business address of HFI is the same. Mr. Huizenga, Jr. is the sole voting shareholder, an officer and the sole director of HFI. HFI's principal business is to make, hold and manage certain investments in publicly-traded and other companies on behalf of the Huizenga family. Mr. Huizenga, Jr. is a citizen of the United States of America.

                  Mr. Huizenga's business address is 450 East Las Olas Boulevard, Fort Lauderdale, Florida 33301 and the business address of HILP and HII is P.O. Box 50102, Henderson, Nevada 89016. Mr. Huizenga is a director of the Issuer. Mr. Huizenga is also the sole shareholder of HII and the sole limited partner of HILP. HII's principal business is to serve as the sole general partner of HILP. HILP's principal business is to make, hold and manage certain of Mr. Huizenga's investments in publicly-traded and other companies. Mr. Huizenga is a citizen of the United States of America.

                  Mr. O'Neal's business address is 450 East Las Olas Boulevard, Fort Lauderdale, FL 33301 and the business address of the O'Neal Trust is the same. Mr. O'Neal is the President and Chief Operating Officer of the Issuer. Mr. O'Neal is a citizen of the United States of America. Mr. O'Neal is also the Trustee for the O'Neal Trust. The principal business of the O'Neal Trust is to make, hold and manage certain of Mr. O'Neal's investments in publicly-traded and other companies.

                  None of the Reporting Persons has, during the last five years,
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS
                  OR OTHER CONSIDERATION.

         This Amendment No. 3 is filed as a result of the execution of Voting Agreements (the "Voting Agreements"), dated as of July 20, 1999, by KHLP, Mr. Kirk, HILP, HFI, the O'Neal Trust and Mr. O'Neal. No payments are required to be made by the Reporting Persons in connection with the Voting Agreement.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The Voting Agreements were entered into in connection with the execution of the Preferred Stock Purchase Agreement, dated as of July 20, 1999 (the "Purchase Agreement"), by and among the Issuer, NR Holdings Limited, a Caymen Islands corporation, and NR Investments Limited, a Cayman Islands corporation (collectively the "Purchasers"). The Voting Agreements were entered into as an inducement and a condition to the Purchasers' entering into the Purchase Agreement.

                  Pursuant to the Purchase Agreement, Purchasers agreed to purchase 100,000 shares of the Issuer's Series A Convertible Preferred Stock, par value $.01 per share, (the "Preferred Stock") for an aggregate purchase price of $100 million. Purchasers purchased 78,000 shares of Preferred Stock on July 20, 1999 for $78,000,000. Purchasers will purchase the remaining shares in a Second Closing (as defined in the Purchase Agreement) after certain conditions have been satisfied or waived, including approval of the Issuer's stockholders and other closing conditions.

                  In connection with the Purchase Agreement, the Purchasers, Messrs. Kirk and Huizenga, and the Issuer also entered into a Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Purchasers are entitled to certain demand, and piggyback registration rights and tag-along rights with respect to the shares of Common Stock issuable upon conversion of the Preferred Stock.

                  To effect the Purchase Agreement, each of the Reporting Persons has agreed, pursuant to the Voting Agreements, at any meeting of the stockholders of the Issuer, any adjournment or postponement thereof, or in connection with any written consent of the Issuer's stockholders in lieu of such a meeting, to vote (or cause to be voted) the shares of Common Stock owned or controlled by the Reporting Persons in favor of the sale of Preferred Stock to the Purchasers. The Reporting Persons have also granted irrevocable proxies to Purchasers' representatives to vote in favor of the sale of Preferred Stock to the Purchasers.

                  The Voting Agreements terminate upon the earlier of (a) the termination of the Purchase Agreement in accordance with its terms or (b) the consummation of the Second Closing.

                  Under the terms of the Voting Agreements, if a Reporting Person acquires the right to vote any additional shares of Common Stock, the Voting Agreement shall be applicable to such additional shares. The Voting Agreements also provide that if the Reporting Persons transfer any shares, they will obtain from the transferee and deliver to the Purchasers a Voting Agreement in the same form as the Voting Agreements signed by the Reporting Persons.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) and (b)       Immediately prior to the execution of the
Voting Agreements, KHLP and KHI were deemed to beneficially own 12,000,000 shares of Common Stock, and Mr. Kirk was deemed to beneficially own 12,062,600 shares of Common Stock (including 62,500 shares of Common Stock issuable upon the exercise of immediately exercisable options, which shares are subject to the Voting Agreements upon issuance, and the 12,000,000 shares beneficially owned by KHLP and KHI) representing approximately 21.3% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 56,453,781 shares of Common Stock issued and outstanding as of July 20, 1999 and with respect to Mr. Kirk, based upon 56,453,781 shares of Common Stock plus the 62,500 shares of Common Stock issuable upon the exercise of immediately exercisable options). At such time, Mr. Kirk, KHLP and KHI had the sole power to vote and dispose of each of the 12,000,000 shares of Common Stock which were deemed to be beneficially owned. Also, Mr. Kirk had the sole power to vote and dispose of the 62,600 shares of Common Stock he beneficially owned in addition to the 12,000,000 shares he beneficially owned with KHLP and KHI. Subject to the last paragraph of this Item 5 (a) and (b), pursuant to the Voting Agreements and solely with respect to the Purchase Agreement, Mr. Kirk, KHLP and KHI may be deemed to share voting power with respect to an aggregate of 29,778,949 shares of the Issuer's Common Stock, which shares constitute approximately 52.7% of the shares of the Issuer's Common Stock outstanding as of July 20, 1999.

         Immediately prior to the execution of the Voting Agreements, Mr. Huizenga, Jr. and HFI were deemed to beneficially own 12,000,000 shares of Common Stock, representing approximately 21.3% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 56,453,781 shares of Common Stock issued and outstanding as of July 20, 1999). At such time, each of Mr. Huizenga Jr., and HFI had the sole power to vote and dispose of each of the 12,000,000 shares of Common Stock which were deemed to be beneficially owned. Subject to the last paragraph of this Item 5
(a) and (b), pursuant to the Voting Agreements and solely with respect to the Purchase Agreement, Mr. Huizenga, Jr. and HFI may be deemed to beneficially own and share voting power with respect to an aggregate of 29,778,949 shares of the Issuer's Common Stock, which shares constitute approximately 52.7% of the shares of the Issuer's Common Stock outstanding as of July 20, 1999.

         Immediately prior to the execution of the Voting Agreements, Mr. Huizenga, HILP and HII were deemed to beneficially own 1,692,047 shares of Common Stock (including 60,000 shares of Common Stock issuable upon the exercise of immediately exercisable options which shares are subject to the Voting Agreements upon issuance), representing approximately 3.0% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 56,453,781 shares of Common Stock issued and outstanding as of July 20, 1999 plus the 60,000 shares of Common Stock issuable upon the exercise of immediately exercisable options). At such time, each of Mr. Huizenga, HILP and HII had the sole power to vote and dispose of each of the 1,692,047 shares of Common Stock (which includes the 60,000 shares of Common Stock issuable upon the exercise of immediately exercisable options) which were deemed to be beneficially owned. Subject to the last paragraph of this Item 5
(a) and (b), pursuant to the Voting Agreements and solely with respect to the Purchase Agreement, Mr. Huizenga, HLP and HII may be deemed to beneficially own and share voting power with respect to an aggregate of 29,778,949 shares of the Issuer's Common Stock, which shares constitute approximately 52.7% of the shares of the Issuer's common Stock outstanding as of July 20, 1999.

                  Immediately prior to the execution of the Voting Agreements, Mr. O'Neal was deemed to beneficially own 4,024,302 shares of Common Stock, representing approximately 7.1% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 56,453,781 shares of Common Stock issued and outstanding as of July 20, 1999). At such time, Mr. O'Neal individually, and as the sole trustee of the O'Neal Trust, had the sole power to vote and dispose of each of the 4,024,302 shares of Common Stock which were deemed to be beneficially owned. This amount includes 621,392 shares of Common Stock owned by Mr. O'Neal's spouse, as to which Mr. O'Neal disclaims beneficial ownership. It also includes 1,966,000 shares of Common Stock in the name of the O'Neal Trust. Subject to the last paragraph of this Item 5 (a) and (b), pursuant to the Voting Agreement, and solely with respect to the Purchase Agreement, Mr. O'Neal and the O'Neal Trust may be deemed to beneficially own and share voting power with respect to an aggregate of 29,778,949 shares of the Issuer's Common Stock, which shares constitute approximately 52.7% of the shares of Issuer's Common Stock outstanding as of July 20, 1999.

                  Each of the Reporting Persons hereby expressly disclaims beneficial ownership over the shares of the Issuer's Common Stock reported herein but held by the other Reporting Persons as disclosed in their Item 5(a) and (b) (including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any such shares).

                  This Amendment No. 3 reports the Reporting Persons' shared voting power with respect to the Common Stock. Such Reporting Persons do not share dispositive power with respect to the Common Stock. This Amendment No. 3 is filed on behalf of the Reporting Persons and is not filed on behalf of the Purchasers.

                 (c) 62,500 shares of Common Stock underlying options issued to Mr. Kirk became exercisable within 60 days. Except for the transactions described herein, there have been no other transactions in any securities of the Issuer affected by the Reporting Persons during the past 60 days or since the most recent filing on Schedule 13D, whichever is less.

                 (d) To the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

                 (e) Paragraph (e) of Item 5 is not applicable.

ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                 RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Except as described herein, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

ITEM 7.          MATERIALS TO BE FILED AS EXHIBITS.

                 Exhibit 1  Joint Filing Agreement, dated July 30, 1999, by and among the Reporting Persons.

                 Exhibit 2  Voting Agreements, dated as of July 20, 1999, by each of the Reporting Persons.

                 Exhibit 3  Registration Rights Agreement dated July 20, 1999, by and among the Issuer, the Purchasers, and Messrs. Kirk and Huizenga.

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Kirk Holdings Limited Partnership


                                   By: Kirk Holdings, Inc., as general
                                       partner


                                   By: /s/ James L. Kirk
                                       -----------------------------------------
                                       James L. Kirk
                                       President, Treasurer and Secretary

Dated:  July 30, 1999

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Kirk Holdings, Inc.



                                   By: /s/ James L. Kirk
                                       ----------------------------------------
                                       James L. Kirk
                                       President, Treasurer and Secretary


Dated:  July 30, 1999

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ James L. Kirk
                                   ---------------------------------------------
                                   James L. Kirk

Dated: July 30, 1999

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.




                                       H. Family Investments, Inc.

                                       By: /s/ H. Wayne Huizenga, Jr.
                                           ------------------------------------
                                           H. Wayne Huizenga, Jr.
                                           President and Sole Director


July 30, 1999

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.




                                           /s/ H. Wayne Huizenga, Jr.
                                           ------------------------------------
                                           H. Wayne Huizenga, Jr.

July 30, 1999

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Huizenga Investments Limited Partnership


                                   By: Huizenga Investments, Inc., as general
                                       partner


                                   By: /s/ Cris V. Branden
                                       -----------------------------------------
                                       Cris V. Branden
                                       Treasurer


July 30, 1999

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Huizenga Investments, Inc.



                                             By: /s/ Cris V. Branden
                                                 -------------------------------
                                                 Cris V. Branden
                                                 Treasurer



July 30, 1999

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ H. Wayne Huizenga
                                   ---------------------------------------------
                                   H. Wayne Huizenga



July 30, 1999

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   The 1997 Ray L. and Ellen M. O'Neal
                                   Irrevocable Trust for Don R. O'Neal



                                   By: /s/ Don R. O'Neal
                                       -----------------------------------------
                                       Don R. O'Neal
                                       Trustee

Dated:  July 30, 1999

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                   By: /s/ Don R. O'Neal
                                       -----------------------------------------
                                       Don R. O'Neal


Dated:  July 30, 1999

                                                                       EXHIBIT 1


                                   AGREEMENT

                    RESPECTING JOINT FILING OF SCHEDULE 13D

         The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D reporting each of the undersigned's ownership of shares of common stock of NationsRent, Inc., a Delaware corporation, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned. The undersigned are entering into this Joint Filing Agreement as a result of being parties to that certain Voting Agreement dated as of July 20, 1999. In the event the Voting Agreement terminates, then this Joint Filing Agreement shall also terminate.

         IN WITNESS THEREOF this Agreement may be executed in one or more counterparts, each of which shall be deemed an original for all purposes and all of which together shall constitute one and the same Agreement, and this Agreement may be effected by a written facsimile signature of each party.

Dated July __, 1999.


                                    KIRK HOLDINGS LIMITED PARTNERSHIP

                                    By: KIRK HOLDINGS, INC., its General Partner

                                    By: /s/ James L. Kirk
                                        ----------------------------------------
                                        James L. Kirk, President


                                    KIRK HOLDINGS, INC.

                                    By: /s/ James L. Kirk
                                        ----------------------------------------
                                        James L. Kirk, President


                                    /s/ James L. Kirk
                                    --------------------------------------------
                                    James L. Kirk


                                    H. FAMILY INVESTMENTS, INC.

                                    By: /s/ H. Wayne Huizenga, Jr.
                                        ----------------------------------------
                                        H. Wayne Huizenga, Jr.
                                        President and Sole Director


                                    /s/ H. Wayne Huizenga, Jr.
                                    --------------------------------------------
                                    H. Wayne Huizenga, Jr.


                                    HUIZENGA INVESTMENTS LIMITED PARTNERSHIP

                                    By: HUIZENGA INVESTMENTS, INC.,
                                        its General Partner

                                    By: /s/ Cris V. Branden
                                        ----------------------------------------
                                        Cris V. Branden, Treasurer


                                    HUIZENGA INVESTMENTS, INC.

                                    By: /s/ Cris V. Branden
                                        ----------------------------------------
                                        Cris V. Branden, Treasurer


                                    /s/ H. Wayne Huizenga
                                    --------------------------------------------
                                    H. Wayne Huizenga



                                    THE 1997 RAY L. AND ELLEN M. O'NEAL
                                    IRREVOCABLE TRUST FOR DON R. O'NEAL


                                    By: /s/ Don R. O'Neal
                                        ----------------------------------------
                                        Don R. O'Neal, as Trustee


                                    /s/ Don R. O'Neal
                                    --------------------------------------------
                                    Don R. O'Neal